SECURI' ISSION

08031401

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8- 44748

AB 4/14

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cappello Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd, Suite 1200
(No. and Street)

Santa Monica (City) — California (State) — 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander L. Cappello — 310-393-6632
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniells Phillips Vaughan & Bock
(Name - *if individual, state last, first, middle name*)

300 New Stine Road (Address) — Bakersfield (City) — CA (State) — 93309 (Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

SEC Mail Processing Section
APR 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander L. Cappello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cappello Capital, Corp, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me
on this 21 day of April 2008
by Alexander Cappello
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature: [signature]

DANIELLE AIMEE SALAMON
COMM. #1755131
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES JULY 3, 2011

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPPELLO CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Aggregate Indebtedness		
Other accounts payable and accrued expenses	$	21,453
Net Capital		
Stockholder's equity	$	71,231
Deductions:		
Accounts receivable		(13,852)
Prepaid expenses		(4,006)
Investment in not readily marketable securities		(17,342)
Net capital	$	36,031
Computation of basic net capital requirements		
Minimum net capital required: (6- 2/3% of aggregate indebtedness)	$	1,430
Net Capital Requirement	$	5,000
Excess net capital at 1,500 percent	$	31,031
Excess net capital at 1,000 percent	$	28,908
Ratio: Aggregate indebtedness to net capital		1.0 to 1.7

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part II A, FOCUS filing.

END